                                        Board Meeting Minutes - October 26, 2005

          FIDELITY BOND RENEWAL. Ms. Rowsell reported that it was necessary to conduct the annual Rule 17g-1 review and renewal of the Trust's fidelity bond. She said that the form of the fidelity bond had not changed since the board last approved the bond. She said the officers recommended no changes to the form or amount of the bond and noted that a copy of the current fidelity bond could be reviewed upon request. She noted that the current coverage of $10 million exceeds the minimum $2.5 million fidelity bond coverage required under the Investment Company Act for any investment company with approximately $30 billion in assets. She said that the premium for the current policy for the twelve months ending December 15, 2005 was $16,417, and was expected to increase by approximately 6%. After discussion, the following resolution was unanimously adopted by the trustees:

          WHEREAS, Harris Associates Investment Trust (the "Trust") is insured against loss arising from larceny or embezzlement under an investment company asset protection bond issued by Federal Insurance Company (the "Bond") insuring the Trust in the amount of $10,000,000 in the aggregate and per occurrence; and

          WHEREAS the board of trustees has considered the adequacy of the Bond with due consideration to (i) the amount and type of coverage provided by the Bond, (ii) the aggregate value of the assets of the Trust to which any person covered by the Bond may have access, (iii) the types and terms of the arrangements made by the Trust for the custody and safekeeping of its assets, (iv) the nature of the securities in each Fund's portfolio, (v) the nature and method of conducting the Trust's operations, and (vi) the accounting procedures and controls of the Trust.

          RESOLVED, that $10,000,000 in the aggregate and per occurrence of fidelity bond coverage is determined to be a reasonable amount of fidelity bond coverage to be maintained by the Trust in accordance with Section 17(g) of and Rule 17g-1 under the Investment Company Act of 1940.

          RESOLVED FURTHER, that the form of the Bond is approved.

          RESOLVED FURTHER, that the Secretary of the Trust is designated as the person to make the filings and to give the notices required by Rule 17g-1(g) under the Investment Company Act.

                         INVESTMENT COMPANY BLANKET BOND

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA.
           (A Stock Insurance Company, Herein Called the Underwriter)

                                                              Bond No. 625-16-67

DECLARATIONS

Item 1. Name of Insured (herein called Insured):   HARRIS ASSOCIATES INVESTMENT
                                                   TRUST

        Principal Address                          2N. LA SALLE STREET, STE 500
                                                   CHICAGO, IL 60602-3703

Item 2. Bond Period: from 12:01 a.m. December 15, 2005 to December 15, 2006 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability-Subject to Sections 9, 10 and 12 hereof,

     Amount applicable to

                                                        Limit of Liability   Deductible
                                                        ------------------   ----------
Insuring Agreement (A)-FIDELITY                             $10,000,000        $   NIL
Insuring Agreement (B)-AUDIT EXPENSE                        $   250,000        $ 2,500
Insuring Agreement (C)-ON PREMISES                          $10,000,000        $25,000
Insuring Agreement (D)-IN TRANSIT                           $10,000,000        $25,000
Insuring Agreement (E)-FORGERY OR ALTERATION                $10,000,000        $25,000
Insuring Agreement (F)-SECURITIES                           $10,000,000        $25,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY                 $10,000,000        $25,000
Insuring Agreement (H)-STOP PAYMENT                         $   500,000        $25,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT       $10,000,000        $25,000

        If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 978-05-95 such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7. Premium: $14,542

Premium for Certified Acts of Terrorism Coverage under Terrorism Risk Insurance Act 2002: $144 included in policy premium. Any coverage provided for losses caused by an act of terrorism as defined by TRIA (TRIA Losses) may be partially reimbursed by the United States under a formula established by TRIA as follows:
90% of TRIA Losses in excess of the insurer deductible mandated by TRIA, the deductible to be based on a percentage of the insurer's direct earned premiums for the year preceding the act of terrorism.

A copy of the TRIA disclosure sent with the original quote is attached hereto.


                                            By /s/ John Keogh
                                               ---------------------------
                                               Authorized Representative

                             POLICYHOLDER DISCLOSURE STATEMENT
                                           UNDER
                           TERRORISM RISK INSURANCE ACT OF 2002

     You are hereby notified that under the federal Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, you now have a right to purchase insurance coverage for losses arising out of an Act of Terrorism, which is defined in the Act as an act certified by the Secretary of the Treasury (i) to be an act of terrorism, (ii) to be a violent act or an act that is dangerous to (A) human life; (B) property or (C) infrastructure, (iii) to have resulted in damage within the United States, or outside of the United States in case of an air carrier or vessel or the premises of a U.S. mission and (iv) to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. You should read the Act for a complete description of its coverage. The Secretary's decision to certify or not to certify an event as an Act of Terrorism and thus covered by this law is final and not subject to review. There is a $100 billion dollar annual cap on all losses resulting from Acts of Terrorism above which no coverage will be provided under this policy and under the Act unless Congress makes some other determination.

     For your information, coverage provided by this policy for losses caused by an Act of Terrorism may be partially reimbursed by the United States under a formula established by the Act. Under this formula the United States pays 90% of terrorism losses covered by this law exceeding a statutorily established deductible that must be met by the Insurer, and which deductible is based on a percentage of the insurer's direct earned premiums for the year preceding the Act of Terrorism.

                   COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

--------------------------------------------------------------------------------
Insured Name: HARRIS ASSOCIATES INVESTMENT TRUST

Policy Number: 625-16-67
Policy Period Effective Date From: DECEMBER 15, 2005 To: DECEMBER 15, 2006
--------------------------------------------------------------------------------

                         INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

                               INSURING AGREEMENTS

(A)  FIDELITY

     Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

     (a)  to cause the Insured to sustain such loss; and

     (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  AUDIT EXPENSE

     Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)  ON PREMISES

     Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

                              Offices and Equipment

     (1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

     (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)  IN TRANSIT

     Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)  FORGERY OR ALTERATION

     Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

     Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

     Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)  SECURITIES

     Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

     (1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

          (a)  counterfeited, or

          (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

          (c)  raised or otherwise altered, or lost, or stolen, or

     (2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

          Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

          The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

          Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)  COUNTERFEIT CURRENCY

     Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)  STOP PAYMENT

     Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

     For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

     For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)  UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

     loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

     Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

     This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

                               GENERAL AGREEMENTS

A.   ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

     1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

     2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.   WARRANTY

     No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.   COURT COSTS AND ATTORNEYS' FEES
     (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

     The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

     (1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

     (2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

     (3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

     The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

     If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.   FORMER EMPLOYEE

     Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement
(A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

                      THE FOREGOING INSURING AGREEMENTS AND
                        GENERAL AGREEMENTS ARE SUBJECT TO
                            THE FOLLOWING CONDITIONS
                                AND LIMITATIONS:

SECTION 1. DEFINITIONS

    The following terms, as used in this bond, shall have the respective meanings stated in this Section:

     (a)  "Employee" means:

          (1)  any of the Insured's officers, partners, or employees, and

          (2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor, and

          (3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

          (4) guest students pursuing their studies or duties in any of the Insured's offices, and

          (5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

          (6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

          (7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Subsection (9) hereof, and

          (8) those persons so designated in Section 15, Central Handling of Securities, and

          (9)  any officer, partner or Employee of

               a)   an investment advisor,

               b)   an underwriter (distributor),

               c)   a transfer agent or shareholder accounting record-keeper, or

               d) an administrator authorized by written agreement to keep financial and/or other required records,

               for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

               Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section l(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

          Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

     (b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     (c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

     (d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

     (e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

     (a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement
          (A), (E), (F) or (G).

     (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

     (c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

     (d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

     (e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A),
          (E) or (F).

     (f)  loss resulting from any violation by the Insured or by any Employee

          (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

          (2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

     (g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

     (h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

     (i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

     (j) loss through the surrender of Property away from an office of the Insured as a result of a threat

          (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

          (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

     (k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement
          (B).

     (1) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring
          Agreement (A).

     (m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

     This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section l(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

     This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

     Discovery occurs when the Insured

     (a)  becomes aware of facts, or

     (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

     The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

     In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

     In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

     If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

     If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

     With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

     With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

     In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

     At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder, PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

     (a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

     (b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

     (c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

     (d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

     (e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

     Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

     With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

     If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

     The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a),
(b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

     The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

     There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

     The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

     This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

     The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

     This Bond shall terminate

     (a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

     (b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

     (c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

     At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

     Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

     (a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

     (b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

     The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

     Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

     The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York

Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

     The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

     For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

     This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

     If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

     (a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

     (b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

     (c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

     (d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

     (e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

     Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

     (a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

     (b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

     (c)  the total number of outstanding voting securities.

     As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

     Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

     Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

     This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

                                    RIDER #1

This rider, effective 12:01 AM DECEMBER 15, 2005 forms a part of bond number 625-16-67 issued to: HARRIS ASSOCIATES INVESTMENT TRUST by National Union Fire Insurance Company of Pittsburgh, PA

It is agreed that this Bond is amended as follows:

1.   General Agreements. Section B. ADDITIONAL OFFICES OR
     EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS -NOTICE, is amended by adding the following:

     If an Insured creates, other than by acquisition, a new registered management investment company for which an increase in the bonding limit of liability for the coverage provided hereunder is required by Rule 17G-I of the Investment Company Act of 1940, that registered management investment company will be automatically insured hereunder, to the extent that the required total combined Limit of Liability shall be increased to the minimum required limit of liability for all Insured's (including the newly created registered management investment company) covered hereunder, as required by Rule 17G-I of the Investment Company Act of 1940, provided that the Limit of Liability does not then exceed $10,000,000. If the Limit of Liability required for all Insured's covered hereunder including the newly created registered management investment company will exceed $10,000,000, no coverage will be provided for the newly created registered management investment company without the advance written consent of the Underwriter.

     If an increase in bonding limits is required according to Rule 17G-I of the Investment Company Act of 1940 due to an increase in managed asset size, whether by growth of registered management investment companies insured under this Bond or by the addition of new registered management investment companies, the minimum required increase in limits shall take place automatically and will be covered until the next Quarterly Period without payment of additional premium, provided that the total combined Limit of Liability for all Insured's under this Bond, as required by with Rule 17G-I of the Investment Company Act of 1940, does not exceed $10,000,000, after including the increase in limits needed due to the increase in managed assets. If the increased limit needed as a result of the increase in managed assets will exceed $10,000,000, then the increase in limits will not occur unless advance written consent of the Underwriter is obtained.

     2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


        By: /s/ John Keogh
            ---------------------------------
            AUTHORIZED REPRESENTATIVE

                                 ENDORSEMENT #2

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to HARRIS ASSOCIATES INVESTMENT TRUST by NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                                THREATS TO PERSON

It is agreed that:

1.   The attached bond is amended by deleting the last line of Exclusion (j) of
     Section 2 and by substituting in lieu thereof the following:

     "except with respect to (1) above, when covered under Insuring Agreement
     (A), or to the extent covered under the Extortion--Threats To Persons Insuring Agreement below, and with respect to (2) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion--Threats to Property Insuring Agreement when added by rider to the attached bond."

2. The attached bond is further amended by adding an additional Insuring Agreement as follows:

                          EXTORTION--THREATS TO PERSONS

     "Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured to do bodily harm to:

          (1) a director, trustee, Employee or partner of the Insured or to the proprietor (if the insured be a sole proprietorship), or

          (2)  a relative or invitee of any person enumerated in (1) above who is, or allegedly is, being held captive; provided, however, that the captivity takes place within any of the states of the United States of America, the District of Columbia, Virgin Islands, Puerto Rico, Canal Zone or Canada, and that prior to the surrender of such Property (a) the person receiving the threat has made a reasonable effort to report the extortionist's demand to an associate, and (b) a reasonable effort has been made to report the extortionist's demand to the Federal Bureau of Investigation and to local law enforcement authorities."

3. The Single Loss Limit of Liability for the Extortion--Threats to Property Insuring Agreement is limited to the amount shown on the Declarations Page, or amendment thereto.


                                                       /s/ John Keogh
                                                       -------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                    RIDER #3

This rider, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to: HARRIS ASSOCIATES INVESTMENT TRUST by National Union Fire Insurance Company of Pittsburgh, PA

1. In consideration of the premium charged, it is hereby understood and agreed that Item 1 of the Declarations page, Name of Insured (herein called Insured), is amended to include the following:

        Harris Associates Investment Trust
        Series Designated The Oakmark Fund
        Series Designated The Oakmark Select Fund
        Series Designated The Oakmark Small Cap Fund - Terminated 9/28/04 Series Designated The Oakmark Equity and Income Fund
        Series Designated The Oakmark International Fund
        Series Designated The Oakmark International Small Cap Fund
        Series Designated The Oakmark Global Fund

2. Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.


                                                   By: /s/ John Keogh
                                                       -------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                    RIDER #4

This rider, effective 12:01 AM DECEMBER 15, 2005 forms a part of bond number 625-16-67 issued to: HARRIS ASSOCIATES INVESTMENT TRUST by National Union Fire Insurance Company of Pittsburgh, PA

                      AMENDED DEFINITION OF EMPLOYEE

It is agreed that:

1. SECTION 1 DEFINITIONS (a) Employee is amended to include Sub-Transfer Agents and Sub-advisors.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


                                        /s/ John Keogh
                                        ----------------------------------------
                                        AUTHORIZED REPRESENTATIVE

                                 ENDORSEMENT #5

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to HARRIS ASSOCIATES INVESTMENT TRUST by NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                                AMENDED DISCOVERY

It is agreed that:

1. Section 3, DISCOVERY, is hereby deleted in its entirety and replaced with the following:

     This Policy applies only to loss first discovered by the Chief Financial Officer, Compliance Officer, Treasurer or General Counsel of the Insured during the Policy period. Discovery occurs at the earlier of such individuals being aware of:

     a. facts which may subsequently result in a loss of a type covered by this Policy, or

     b. an actual or potential claim in which it is alleged that the Insured is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.


                                        /s/ John Keogh
                                        ----------------------------------------
                                        AUTHORIZED REPRESENTATIVE

                                 ENDORSEMENT #6

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to: HARRIS ASSOCIATES INVESTMENT TRUST by National Union Fire Insurance Company of Pittsburgh, PA

                           TERMINATION OR CANCELLATION

It is agreed that this Bond is amended as follows:

1. By adding to Section 12., TERMINATION OR CANCELLATION, the following:

     Termination By The Underwriter for Bonds In Effect For More Than Sixty
(60)Days

If this Bond has been in effect for more than sixty (60)days, or, if this Bond is a renewal, the Underwriter may terminate by providing written notice of cancellation at least sixty (60)days before the effective date of termination for at least one of the following reasons:

1. Nonpayment of premium;

2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the Insured which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

4. Conviction of the Insured of a crime arising out of acts increasing the hazard insured against;

5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the Underwriter should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6. Determination by the Commissioner that the continuation of the Bond would jeopardize a Underwriter's solvency or would place the Underwriter in violation of the insurance laws of any state;

7. Determination by the Commissioner that continuation of the present premium volume of the Underwriter would jeopardize the Underwriter's policyholders, creditors or the public;

8. Such other reasons that are approved by the Commissioner;

                                 ENDORSEMENT #6

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to: HARRIS ASSOCIATES INVESTMENT TRUST by National Union Fire Insurance Company of Pittsburgh, PA

9. Determination by the Commissioner that the Underwriter no longer has adequate reinsurance to meet the Insured's needs;

10. Substantial breaches of contractual duties, conditions or warranties; or

11. Unfavorable underwriting facts, specific to the Insured, existing that were not present at the inception of the Bond.

Bonds In Effect Sixty (60)Days Or Less

If this Bond has been in effect for sixty (60)days or less, and it is not a renewal Bond, the Underwriter may terminate for any reason by providing written notice of termination at least sixty (60)days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the Insured and to the authorized agent or broker, if any, at least sixty
(60)days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the Underwriter will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s)for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the Underwriter, its authorized representatives, its employees, or any firm, person or corporation furnishing to the Underwriter, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in implying or enabling the Underwriter to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

                                 ENDORSEMENT #6

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to: HARRIS ASSOCIATES INVESTMENT TRUST by National Union Fire Insurance Company of Pittsburgh, PA

If the Underwriter elects not to renew this Bond, the Underwriter shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the Insured, at his last known address, at least sixty (60)days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1)year. Such notice shall also be mailed to the Insured's agent or broker, if any.

Such notice shall contain all of the following:

a. Bond Number:

b. Date of Notice;

c. Reason for Cancellation;

d. Expiration Date of the Bond;

e. Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the Underwriter or a Underwriter within the same insurance group has offered to issue a renewal Bond, the Insured has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the Insured has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

Return Premium Calculations

Any unearned premiums which have been paid by the Insured on a pro rata basis if terminated by the Underwriter or the Insured. The unearned premiums shall be refunded to the Insured within forty-five (45)days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the Underwriter offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the Underwriter mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the Insured, notice of the new terms or premiums at least sixty (60)days prior to the renewal date. If the Underwriter notifies the Insured within sixty
(60)days prior to the renewal date, the new terms or premiums do not take effect until sixty (60)days after the notice is mailed or delivered, in which case, the Insured may elect to cancel the renewal Bond within the sixty
(60)day period. If the Underwriter does not notify the Insured of the new terms or premiums, the Underwriter shall continue the Bond at the

                                 ENDORSEMENT #6

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to: HARRIS ASSOCIATES INVESTMENT TRUST by National Union Fire Insurance Company of Pittsburgh, PA

expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the Insured, whichever occurs first.

2. It is further understood and agreed that for the purposes of Section 12., Termination or Cancellation, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.


                                        By: /s/ John Keogh
                                            ------------------------------------
                                            AUTHORIZED REPRESENTATIVE

                                 ENDORSEMENT #7

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to HARRIS ASSOCIATES INVESTMENT TRUST by NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                               EMPLOYEE DISHONESTY

It is agreed that this Bond is amended by adding a fourth paragraph of Section 12., TERMINATION OR CANCELLATION:

     "If any member of the Risk Management Department, Internal Audit Department, or General Counsel not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not such act is of the type covered under this Bond, and whether against the Insured or any other person or entity, the Insured:

     a. shall immediately remove such Employee from a position that would enable such Employee to cause the Insured to suffer a loss covered by this Bond


                                        /s/ John Keogh
                                        ----------------------------------------
                                        AUTHORIZED REPRESENTATIVE

                                 ENDORSEMENT #8

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to HARRIS ASSOCIATES INVESTMENT TRUST by NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                           AMENDED FIDELITY AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that:

1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

     (A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

          Such dishonest or fraudulent acts must be committed by the Employee with the intent:

          (a)  to cause the Insured to sustain such loss; or

          (b) to obtain financial benefit for the Employee or another person or entity.

          Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

          The word "Loan" as used in this Insuring Agreement means all extension of credit by the insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

          The word "Trading" as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

          As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of business.

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to HARRIS ASSOCIATES INVESTMENT TRUST by NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.


                                        /s/ John Keogh
                                        ----------------------------------------
                                        AUTHORIZED REPRESENTATIVE

                                 ENDORSEMENT #9

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to HARRIS ASSOCIATES INVESTMENT TRUST by NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                                AMENDED VALUATION

It is agreed that:

1. Section 5 Valuation of Property is hereby amended by deleting the words "actual market value" and replace with "replacement costs".

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.


                                        /s/ John Keogh
                                        ----------------------------------------
                                        AUTHORIZED REPRESENTATIVE

                                 ENDORSEMENT #10

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to HARRIS ASSOCIATES INVESTMENT TRUST by NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

                         COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").


                                        /s/ John Keogh
                                        ----------------------------------------
                                        AUTHORIZED REPRESENTATIVE

                                 ENDORSEMENT #11

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to HARRIS ASSOCIATES INVESTMENT TRUST by NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                             FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

              EDITION
FORM NUMBER     DATE                           FORM TITLE
-----------   -------   --------------------------------------------------------
81285          01/03    TRIA DEC DISCLOSURE FORM
MNSCPT                  AMENDED ADDITIONAL OFFICE OR EMPLOYEES-CONSOLIDATION OR
MNSCPT                  MERGER NO THREATS TO PERSON
MNSCPT                  NAMED INSURED
MNSCPT                  AMENDED DEFINITION OF EMPLOYEE
MNSCPT                  AMENDED DISCOVERY
MNSCPT                  TERMINATION OR CANCELLATION
MNSCPT                  EMPLOYEE DISHONESTY
MNSCPT                  AMENDED FIDELITY AGREEMENT
MNSCPT                  AMENDED VALUATION
89644          07/05    COVERAGE TERRITORY ENDORSEMENT (0FAC)
78859          10/01    FORMS INDEX ENDORSEMENT


                                        /s/ John Keogh
                                        ----------------------------------------
                                        AUTHORIZED REPRESENTATIVE

                      Electronic and Computer Crime Policy
                           (Edition of December, 1993)

                                                           Policy No. 625-16-67A

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA.
                             A Capital Stock Company
                             ADMINISTRATIVE OFFICES
                      70 PINE STREET, NEW YORK, N.Y. 10270
                         (Herein Called the Underwriter)

DECLARATIONS

Item 1. Name of Insured:     HARRIS ASSOCIATES INVESTMENT TRUST
        Principal Address:   2 N. LA SALLE STREET, STE 500
                             CHICAGO, IL 60602-3703

Item 2. Policy Period: from 12:01 a.m. on 12/15/2005 to 12:01 a.m. on
        12/15/2006

Item 3. The Aggregate Limit of Liability of the Company during the Policy Period shall be Not Applicable - See Endorsement 1

Item 4. Subject to Sections 4 and 10 hereof, the Single Loss Limit of Liability and Single Loss Deductible applicable to individual Insuring Agreements are as follows:

                                              Single Loss Limit   Single Loss
Insuring Agreements                              Of Liability      Deductible
-------------------------------------------   -----------------   -----------
1. Computer Systems Fraud                        $10,000,000        $25,000
2. Data Processing Service Operations            $10,000,000        $25,000
3. Voice Initiated Transfer Fraud                $10,000,000        $25,000
4. Telefacsimile Transfer Fraud                  $10,000,000        $25,000
5. Destruction of Data or Program by Hacker      $10,000,000        $25,000
6. Destruction of Data or Program by Virus       $10,000,000        $25,000
7. Voice Computer Systems Fraud                  $10,000,000        $25,000

        Insuring Agreement 1 is Mandatory; all others are optional. If "not covered" is inserted above opposite any specified optional Insuring Agreement, such Insuring Agreement and any other reference thereto in this policy shall be deemed to be deleted therefrom.

Item 5. Voice Initiated Transfer Fraud - Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $25,000

        Telefacsimile Transfer Fraud - Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $25,000.

Item 6. The liability of the Company is subject to the terms of the following endorsements attached hereto: 1

Item 7. The insured by the acceptance of this policy gives notice to the Company terminating or canceling prior policy(ies) No.(s) 978-05-95A such termination or cancellation to be effective as of the time this policy becomes effective.


                                        By /s/ John Keogh
                                           -------------------------------------
                                           Authorized Representative

The Company, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Company by the Insured in applying for this policy, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

                               INSURING AGREEMENTS

1.   COMPUTER SYSTEMS FRAUD

     Loss resulting directly from a fraudulent

     1.   entry of Electronic Data or Computer Program into, or

     2.   change of Electronic Data or Computer Program within

          any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this policy; or a Computer System first used by the Insured during the policy period, as provided by General Agreement A;

          provided the entry or change causes

          i.   property to be transferred, paid or delivered,

          ii. an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

          iii. an unauthorized account or a fictitious account to be debited or credited.

               In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an employee of the Insured acting in good faith

               a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement, or service programs for a Computer System covered by this Insuring Agreement, or

               b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this policy purportedly sent by a customer, financial institution, or automated clearing house.

2.   DATA PROCESSING SERVICE OPERATIONS

     Loss sustained by a Client of the Insured resulting directly from a fraudulent

     1)   entry of Electronic Data or a Computer Program into, or

     2)   change of Electronic Data or a Computer Program within

          a Computer System covered under the terms of Insuring Agreement 1, or

     3) entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client,

          provided that the entry or change causes

          i.   property to be transferred, paid or delivered,

          ii. an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

          iii. an unauthorized account or a fictitious account to be debited or credited,

               and for which loss the Insured if legally liable to the Client as a provider of data processing services for such Client.

               In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an employee of the Insured acting in good faith

               a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

               b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this policy purportedly sent by a customer, financial institution, or automated clearing house.

     In this Insuring Agreement, Client means an entity for whom the Insured serves as data processor under the terms of a written agreement

3.   VOICE INITIATED TRANSFER FRAUD

     Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of Insuring Agreement 1 in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

     1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

     2)   an individual person who is a Customer of the Insured, or

     3) an employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other employees of the Insured to transfer Funds,

          and was received by an employees of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

          i. such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

          ii. if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

               As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and had provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

4.   TELEFACSIMILE TRANSFER FRAUD

     Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of Insuring Agreement 1 in reliance upon a fraudulent instruction received though a Telefacsimile Device, and which instruction

     1)   purports and reasonably appears to have originated from

          a)   a Customer of the Insured,

          b)   another financial institution, or

          c)   another office of the Insured

          but, in fact, was not originated by the Customer or entity whose identification it bears and

     2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

     3)   contains the name of a person authorized to initiate such transfer;

     provided that, if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the instruction was verified by a call-back according to a prearranged procedure.

     As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instruction to initiate transfers and had provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

5.   DESTRUCTION OF DATA OR PROGRAMS BY HACKER

     Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of Insuring Agreement 1.

     The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

     In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

6.   DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

     Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of Insuring Agreement 1 if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

     The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

     In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

     Special Condition:

     Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single Loss".

7.   VOICE COMPUTER SYSTEM FRAUD

     Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured's premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

     1) failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

     2) failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

     Special Condition:

     Under the Insuring Agreement, "Single Loss" means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

                               GENERAL AGREEMENTS

A. CONSOLIDATION, MERGER, OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS OR ANOTHER INSTITUTION - NOTICE

     If the Insured consolidates or merges with another institution, or purchases or acquires the assets, liabilities or Computer System(s) of another institution, the Insured shall not have the coverage provided by this policy unless the Insured

     i) gives the Company written notice of the proposed consolidation, merger, purchase or acquisition prior to the proposed effective date of such action, and

     ii) obtains the written consent of the Company to extend the coverage provided by this policy, and

     iii) pays to the Company any additional premium which may be due.

B.   REPRESENTATION OF INSURED

     The Insured represents that the information furnished in the application for this policy is complete, true and correct. Such application constitutes part of this policy. Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this policy.

C.   JOINT INSURED

     If two or more Insureds are covered under this policy, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured for loss sustained by any Insured shall fully release the Company on account of such loss. If the first named insured ceases to be covered under this policy, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insured for all purposes of this policy. The liability of the Company for loss or losses sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

D.   NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND

     The Insured shall notify the Company at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this policy. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Company.

     The Company at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Company shall be in the Insured's name through attorneys selected by the Company. The Insured shall provide all reasonable information and assistance required by the Company for such defense.

     If the Company elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Company defends on behalf of the Insured or any settlement in which the Company participates and all attorneys' fees, costs and expenses incurred by the Company in the defense of the litigation shall be a loss covered by this policy.

     If the Insured does not give the notices required in subsection (a) of
     Section 5 of this policy and in the first paragraph of this General Agreement, of if the Company elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this policy for loss sustained by the Insured, and the Company shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

     With respect to this General Agreement, subsections (b) and (g) of Section 5 of this policy apply upon the entry of such judgment or the occurrence of such settlement instead of upon the discovery of such loss. In addition, the Insured must notify the Company within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (h) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

                           CONDITIONS AND LIMITATIONS

SECTION 1.

                                   DEFINITIONS

As used in this policy:

a) Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purposes of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

b) Certificated Security means a share, participation or other interest in the property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

     1)   represented by an instrument issued in bearer or registered form;

     2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

     3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

c) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

d)   Computer System means

     1) computers with related peripheral components, including storage components wherever located,

     2)   systems and applications software,

     3)   terminal devices, and

     4)   related communication networks

     by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved;

e) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

f)   Funds means Money on deposit in an account;

g) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency;

h) System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

i) System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

j) System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration of System Maintenance activities;

k) Telefacsimile device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

l) Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

m) Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

     1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer,

     2)   of a type commonly dealt in securities, exchanges or markets, and

     3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

n) Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

                                   EXCLUSIONS

Section 2.

This policy does not cover:

a) any losses of the type or kind covered by the Insured's financial institution bond, regardless of any deductible amount or limit of liability;

b) loss caused by a director or employee of the Insured or by a person in collusion with any director or employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or employee that a fraudulent act by a person not an employee has been or will be perpetrated against the Insured.);

c) loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under Insuring Agreement 1 or 2;

d) loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under Insuring Agreement 1 or 3;

e) loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under Insuring Agreement 4;

f) loss resulting directly or indirectly from theft of confidential information;

g) loss resulting directly or indirectly from payments made or withdrawals from a depositor's account involving items of deposit which are not finally paid for any reason;

h)   potential income, including but not limited to interest and dividends;

i) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

j) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this policy and would be imposed on the Insured regardless of the existence of the contract;

k)   any fees, costs and expenses incurred by the Insured

     1) in establishing the existence of or amount of loss covered under this policy, or

     2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this policy;

l)   indirect or consequential loss of any nature;

m) the cost of duplication of Electronic Data or Computer Programs, unless covered by under Insuring Agreement 5 or 6;

n) loss involving a Voice Computer System, unless covered under Insuring Agreement 7;

o) loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

p)   loss resulting directly or indirectly from

     1)   written instructions or advices, or

     2)   telegraphic or cable instructions or advices;

     unless the instructions or advices are Tested and the loss is covered under Insuring Agreement 1 or 2;

q) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

r) loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under Insuring Agreement 1 or 2;

s)   loss resulting directly or indirectly from

     1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

     2)   failure or breakdown of electronic data processing media, or

     3)   error or omission in programming or processing;

t) loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

u) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy;

v)   loss as a result of a threat

     1)   to do bodily harm to any person, or

     2)   to do damage to the premises or property of the Insured, or

     3)   to Computer Systems operations;

w) loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured's Voice Computer System;

x) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, customer identification or other cards;

y) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer's authentification mechanism.

                                    DISCOVERY

Section 3.

This policy applies to loss discovered by the Insured during the Policy Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this policy.

                               LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Company's total liability for all losses discovered during the Policy Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this policy.

Upon exhaustion of the Aggregate Limit by such payments:

a) The Company shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Company; and

b) The Company shall have no obligation under the General Agreement D to continue the defense of the Insured, and upon notice by the Company to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of
Section 7. In the event that a loss is settled by the Company through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Company's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

All loss or series of losses involving the fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

                NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST COMPANY

Section 5.

a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Company notice thereof.

b) Within 6 months after such discovery, the Insured shall furnish to the Company proof of loss, duly sworn to, with full particulars.

c) This policy affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

d) Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call back was required.

e) Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

f) Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers of such securities were issued therewith.

g) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss.

h) If any limitation embodied in this policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

                                    VALUATION

Section 6.

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Company shall settle in kind its liability under this policy on account of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In the case of loss of subscription, conversion or redemption privileges though the loss of securities, the amount of such loss of shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced of have no quoted market value, or If such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this policy is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this policy is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

                ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION

Section 7.

a) In the event of payment under this policy, the Insured shall deliver, if so requested by the Company, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

b) In the event of payment under this policy, the Company shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

c) Recoveries, whether effected by the Company or by the Insured, shall be applied net of the expense of recovery:

     - first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability,

     - second, to the Company as reimbursement of amounts paid in settlement of the Insured's claim, and,

     -    third, to the Insured in satisfaction of any Deductible Amount.

     Recovery from reinsurance and/or indemnity of the Company shall not be deemed a recovery as used herein.

d) Upon the Company's request and at reasonable times and places designated by the Company the Insured shall

     1) submit to examination by the Company and subscribe to the same under oath, and

     2)   produce for the Company's examination all pertinent records, and

     3)   cooperate with the Company in all matters pertaining to the loss.

e) The Insured shall execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

                          OTHER INSURANCE OR INDEMNITY

Section 8.

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other that the Insured. However, this policy does not provide excess indemnity for losses covered by the Insured's financial institution bond.

                                    OWNERSHIP

Section 9.

This policy shall apply to loss of Money, Certificated and Uncertificated Securities, Electronic Data, Computer Programs and other property

1)   owned by the Insured

2)   held by the Insured in any capacity, or

3) for which the Insured is legally liable because of a loss covered by this policy.

This policy shall be for the sole use and benefit of the Insured named in the Declarations.

                                DEDUCTIBLE AMOUNT

Section 10.

The Company shall be liable hereunder only in the event a Single Loss, as described in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

                           TERMINATION OR CANCELLATION

Section 11.

This policy terminates as an entirety upon occurrence of any of the following:

a) 60 days after the receipt by the Insured of a written notice from the Company of its desire to cancel this policy, or

b) immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this policy, or

c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or

d)   immediately upon the taking over of the Insured by an institution, or

e)   immediately upon exhaustion of the Aggregate Limit of Liability, or

f) immediately upon expiration of the Policy Period as set forth in Item 2 of the Declarations.

     Termination of the policy as to any Insured terminated liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

IN WITNESS WHEREOF, the Insurer has caused this policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.


    /s/ Elizabeth M. Tuck                        /s/ [ILLEGIBLE]
----------------------------                     -------------------------------
       SECRETARY                                 PRESIDENT

                                  Endorsement 1

This endorsement, effective 12:01 AM DECEMBER 15, 2005 forms a part of policy number 625-16-67 issued to: HARRIS ASSOCIATES INVESTMENT TRUST by National Union Fire Insurance Company of Pittsburgh, PA

It is agreed that:

1. Section 4 - Limit of Liability, Aggregate Limit of Liability is hereby deleted in it's entirety.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


                                        By: /s/ John Keogh
                                            ------------------------------------
                                            AUTHORIZED REPRESENTATIVE